Exhibit T3E.5

Yellow Media Amends Proposed Recapitalization

Montreal (Quebec), September 4, 2012 — Yellow Media Inc. (TSX: YLO) announced today that, in connection with its proposed recapitalization, it has amended the plan of arrangement to be considered and voted upon by the Company's debtholders and shareholders at the meetings scheduled to be held this coming Thursday, September 6, 2012.

The Board of Directors of Yellow Media has decided to amend the plan of arrangement pursuant to Section 6.3 thereof so that the Company's existing convertible unsecured subordinated debentures will be exchanged, as part of the recapitalization, for an increased number of existing common shares, on the basis of 50 shares, up from 12.5 shares, for each $100 principal amount of existing subordinated debentures.  This amendment is supported by the holders of the Company's existing medium term notes that have executed support agreements in favour of the recapitalization.  The revised exchange ratio is the same as the exchange ratio used to determine the consideration to be received pursuant to the recapitalization by holders of the Company's existing preferred shares.  The Board has made this decision after giving consideration to the numerous representations made to the Company regarding the recapitalization, in particular by holders of existing subordinated debentures.  Yellow Media is of the view that the recapitalization, after giving effect to the amendment, is responsive to the comments which have been received and strikes a better balance between the interests of stakeholders having regard to available alternatives while recognizing the imperative of moving forward with the recapitalization in order to provide the Company with the necessary financial flexibility to pursue its ongoing business transformation.

After giving effect to the amendment, the number of new common shares and warrants to purchase new common shares to be received by holders of the Company's existing preferred shares and common shares pursuant to the recapitalization will remain unchanged while the number of new common shares and warrants to be received by holders of existing subordinated debentures pursuant to the recapitalization will increase from 125,000 to 500,000 new common shares and from 71,429 to 285,714 warrants.  The following table presents the consideration to be received by debentureholders and shareholders under the recapitalization, after giving effect to the amendment, for each $1,000 face value of existing subordinated debentures and for each 100 existing preferred shares or common shares.

	New common shares (#)	Warrants (#)
$1,000 face value of existing subordinated debentures	2.50000	1.42857
100 existing preferred shares, series 1, 2, 3, or 5	6.25000	3.57143
100 existing preferred shares, series 7	1.87500	1.07143
100 existing common shares	0.50000	0.28571

The amendment does not affect the relative treatment of senior debtholders under the recapitalization.  As such, in order to preserve the allocation to senior debtholders under the recapitalization and to account for the increased number of new common shares to be issued, the number of new common shares to be issued to senior debtholders pursuant to the recapitalization will increase from 21,295,090 to 23,062,947, the exercise price of the warrants will be reduced from $31.67 to $29.25, and the exchange price of the senior subordinated exchangeable debentures to be issued to senior debtholders pursuant to the recapitalization will be reduced from $21.95 to $20.27.  The aggregate number of new common shares to be issued pursuant to the recapitalization will thus rise from 25,812,230 to 27,955,088.

The following table presents the approximate amount of cash, senior secured notes and senior subordinated exchangeable debentures, and the approximate number of new common shares and warrants to be received under the recapitalization, after giving effect to the amendment, by lenders under the Company's senior unsecured credit facilities and holders of the Company's existing medium term notes, subordinated debentures, preferred shares and common shares.

	Cash payment ($)	Senior secured notes ($)	Senior sub. exch. debentures ($)	New common shares (#)	Warrants (#)
Lenders	51,986,339	155,959,017	20,794,536	4,795,833	—
Noteholders	198,013,661	594,040,983	79,205,464	18,267,114	—
Debentureholders	—	—	—	500,000	285,714
Preferred shareholders	—	—	—	1,828,988	1,045,136
Common shareholders	—	—	—	2,563,152	1,464,658
Total	250,000,000	750,000,000	100,000,000	27,955,088	2,795,509

The Board of Directors has determined, following the unanimous favourable recommendation of its Financing Committee, that the recapitalization is in the best interests of Yellow Media, taking into account the interests of stakeholders, and unanimously recommends that debtholders and shareholders vote in favour of the recapitalization. BMO Capital Markets and Canaccord Genuity have provided opinions to the Board of Directors of Yellow Media to the effect that the recapitalization, as amended, continues to be fair from a financial point of view to the holders of the Company's existing preferred shares, common shares, subordinated debentures and senior debt.

In order to be valid, proxies for the meetings scheduled to be held September 6, 2012 must be received no later than 4:00 p.m. (Montréal time) on September 5, 2012.

The text of the amended and restated plan of arrangement will be filed today on SEDAR (www.sedar.com) and is available on Yellow Media's website (www.ypg.com).

Further Information
Debtholders and shareholders should now have received, either directly from Yellow Media or through their intermediary, a copy of the management proxy circular dated July 30, 2012 with respect to the proposed recapitalization.

A copy of the management proxy circular and further information about the recapitalization are available on SEDAR (www.sedar.com) and the company's website (www.ypg.com).

A Questions & Answers document specific to the Recapitalization is also available on the Company's website.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services Inc. at 1-800-749-9197 or email contactus@kingsdaleshareholder.com.

About Yellow Media Inc.
Yellow Media Inc. (TSX: YLO) is a leading media and marketing solutions company in Canada. The Company owns and operates some of Canada's leading properties and publications including Yellow Pages™ print directories, YellowPages.ca™, Canada411.ca and RedFlagDeals.com™. Its online destinations reach approximately 8 million unique visitors monthly and its mobile applications for finding local businesses and deals have been downloaded more than 4 million times. Yellow Media Inc. is also a leader in national digital advertising through Mediative, a digital advertising and marketing solutions provider to national agencies and advertisers. For more information, visit www.ypg.com.

Caution Concerning Forward Looking-Statements
This press release contains forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of the Company. These statements are forward-looking as they are based on our current expectations, as at September 4, 2012, about our business and the markets we operate in, and on various estimates and assumptions. Our actual results could materially differ from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that any forward-looking statements will materialize. Risks that could cause our results to differ materially from our current expectations are discussed in section 7 of our August 9, 2012 Management's Discussion and Analysis. We disclaim any intention or obligation to update any forward-looking statements, except as required by law, even if new information becomes available, as a result of future events or for any other reason. The implementation of the recapitalization is subject to a number of conditions provided in the plan of arrangement under the Canada Business Corporations Act, including, without limitation, court and any required regulatory approvals (including stock exchange approvals). The implementation of the recapitalization is also subject to a number of other risks and uncertainties, including, without limitation, those described in the section "Risk Factors" of the Company's management proxy circular dated July 30, 2012 prepared in connection with the meetings. Accordingly, there can be no assurance that the recapitalization will occur. The recapitalization could be modified, restructured or terminated.

Contacts:

Investor Relations
Pierre Van Gheluwe
Treasurer
Tel.: (514) 934-4325
pierre.vangheluwe@ypg.com

Media
Andre Leblanc
Director, Marketing Communications
Tel.: (514) 934-7359
andre.leblanc@ypg.com

Institutional Security Holders
BMO Capital Markets Transaction Hotline
Tel.: (416) 359-4306
Toll free: (855) 666-4361

Canaccord Genuity Transaction Hotline
Tel.: (416) 687-5517
Toll free: (855) 333-5517